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SEC FILE NUMBER
8-49571

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Santander Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

75 State Street
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jonathan Snyder	781 588-6429	jonathan.snyder@santandersecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

101 Seaport Blvd	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Santander Securities

OATH OR AFFIRMATION

I, Jonathan Snyder, swear (or affirm) that, to the best of my knowledge and belief, the financial reporting pertaining to the firm of Santander Securities LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title: Chief Financial and Operating Officer, SSLLC

Date: February 29, 2024

2/29/2024

Lawrence A. Carter
NOTARY PUBLIC
Commonwealth of
Massachusetts
My Commission Expires
May 3, 2030

75 State Street, Boston, MA 02109

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of
Santander Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Santander Securities LLC (the "Company") as of December 31, 2023, and the related statements of operations, of changes in member's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 and Computation for Determination of Customer Reserve Requirements and Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 as of December 31, 2023 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated

whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 29, 2024

We have served as the Company's auditor since 2016.

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Statement of Financial Condition
December 31, 2023

Assets	
Cash and cash equivalents (including $333,903 of deposits with affiliates) (Note 4)	$ 19,172,792
Deposit with clearing broker	250,000
Receivables from brokers and dealers (Note 5)	16,062,798
Other receivables	1,565,485
Furniture and equipment	7,320
Prepaid expenses	1,638,994
Deferred Tax Asset	17,592,571
Total assets	$ 56,289,960
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses (including $5,557,869 to affiliates)	$ 10,919,841
Deferred contract incentive (Note 10)	4,243,333
Accrued contingencies (Note 11)	500,000
Total liabilities	15,663,174
Member's equity	40,626,786
	$ 56,289,960

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Santander Securities LLC (the Company, or SSLLC) moved from being a subsidiary of Santander Holdings USA, Inc. to being a subsidiary of Santander Capital Holdings, LLC effective December 5, 2023. Santander Capital Holdings is a wholly owned subsidiary of Santander Holdings USA, Inc. SSLLC, as a Delaware LLC, continues to provide securities brokerage services and is a member of the Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation. SSLLC is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. SSLLC is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because it promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers. The Company is also exempt because other business activities are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

The Company uses National Financial Services LLC as the clearing broker for its brokerage transactions. National Financial Services LLC is a member of various stock exchanges and is subject to the rules and regulations of such organizations, as well as those of the Securities and Exchange Commission (SEC).

In or about 2012, and as periodically renewed and amended thereafter SSLLC entered into a networking agreement for joint marketing and services with Santander Bank, N.A., formerly Sovereign Bank, N.A. (Santander Bank) and Santander Insurance Agency, U.S. LLC., both subsidiaries of Santander Holdings USA, Inc. (SHUSA, or "the parent company"), the parent of SSLLC and subsidiary of Banco Santander, S.A. ("Santander Spain" or "the ultimate parent"). Through such agreement, SSLLC will provide broker-dealer services to Santander Bank's customers and others in eight states of the United States of America.

2. Significant Accounting Policies and Other Matters

The accounting and reporting policies of SSLLC conform with accounting principles generally accepted in the United States of America (US GAAP) and with general practices within the financial services industry. Since January 1, 2023, the Company has not adopted any new accounting standards that had a material impact on the Company's financial position or results of operations.

Summary of the Company's Significant Accounting Policies:

Estimates
In preparing the financial statements in conformity with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Included in the financial statements is accrued expenses of $1,931,895 related to the expected reorganization.

Cash and Cash Equivalents
The Company has defined cash equivalents as highly liquid investments with original maturities of 90 days or less when acquired.

Receivables
The company estimates expected credit losses over the life of the accounts receivable based on relevant information about past events, current conditions and reasonable and supportable forecasts and determined providing an allowance for uncollected amounts over 120 days is the best estimate of expected credit losses over these assets.

Furniture, Equipment, Leasehold Improvements, and Depreciation
Furniture and equipment are stated at cost, less accumulated depreciation that is computed utilizing the straight-line method over the estimated useful lives of the assets, which range between three and five years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter. Gains or losses on dispositions are reflected in current operations. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense as incurred.

Receivable from Clearing Broker
The Company clears all of its proprietary and customer transactions through National Financial Services LLC and Pershing LLC on a fully disclosed basis. During 2023, the company terminated its relationship with Pershing LLC. The amount receivable from the clearing broker relates to transactions as discussed in Note 5 and only include activity with National Financial Services LLC as of the end of the year.

The Company evaluated the risk of credit losses and determined the expected loss estimate is zero based on historical experience and current conditions of the clearing broker.

Income Taxes
The Company uses the asset and liability method for the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standard Board, Accounting Standard Codification Topic 740, *Income Taxes*. Accordingly, the Company may report a liability for unrecognized tax benefits which resulted from uncertain tax positions taken in a tax return, if any. Any associated interest and penalties will be recognized in income tax expense.

Revenue from Contracts with Customers
Revenue from contracts with customers includes commission income and fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions
Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and the purchaser are identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees. The Company enters into arrangements with insurance companies to sell annuity products on their behalf and with pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of annuities or funds to investors and as such this is fulfilled when the annuity is sold or on the securities trade date. Any fixed amounts are recognized on the trade date. Variable amounts are recognized usually monthly or quarterly as long as the investor remains with the annuity or fund for that period of time.

Asset Management
Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue on a pro rata basis over the quarter as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Other Income
Marketing support assistance income is received from annuity carriers on a monthly basis and are recognized based on agreements with each counterparty.

3. Liquidity and Capital

Management continuously monitors its liquidity and capital balance, and annually evaluates whether there is substantial doubt on the entity's ability to continue as a going concern.

For the December 31, 2023 evaluation, management has considered that the Company has incurred a net loss before income taxes during the period December 31, 2013 to December 31, 2023. The Company's business purpose is to serve as an introducing broker dealer for customers of Santander Bank NA, a wholly owned subsidiary of SHUSA.

The Company will continue as a going concern despite recurring operating losses which may impact SSLLC's capital, as SHUSA has committed to provide unconditional, continuous capital necessary for SSLLC to maintain an adequate net capital position for a year from the date of the financial statements issuance. In 2023, the Company did not receive any capital contributions from the parent company and paid no dividend to the parent company.

4. Cash and cash equivalents

Cash and cash equivalents at December 31, 2023 are as follows:

Bank balances	$ 19,172,792
Cash on hand	-
Cash and cash equivalents in the statement of cash flows	$ 19,172,792

5. Receivable from Clearing Broker

Amounts receivable from and payable to the clearing broker at December 31, 2023 consists of the following:

Receivables	
Receivables from proprietary and customer transactions	$ 16,261,649
Open transactions	-
Payables	
Payable for clearing and custody services	$ (198,851)
Open transactions	-
Net Receivables	$ 16,062,798

There were no open transactions as of December 31, 2023. The open transactions would have been the amounts receivable and payable for security transactions that have not reached the contractual settlement dates. Receivables from broker-dealers and clearing organizations may include amounts receivable for securities failed to deliver, amount receivable from clearing organizations relating to open transactions, or amount payable to clearing organizations for open transactions. The credit exposure is limited to the amount owed to the Company for a short period of time and an allowance for credit losses is not held against these receivables. The receivables amounts are reflected in the Receivables from brokers and dealers line item on the Statement of Financial Condition.

6. Disaggregated Revenue from Contracts with Customers

Revenue from contracts with customers at December 31, 2023 consists of the following:

Revenue from contracts with customers	
Commissions	
Brokerage commissions	$ 1,516,849
Distribution fees	42,731,581
Total commissions revenue	44,248,430
Investment Advisory fees	23,888,809
Total revenue from contracts with customers	$ 68,137,239

7. Related-Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. During 2023, SSLLC maintained a networking and referral agreement with Banco Santander International (BSI). As part of such agreement, SSLLC will provide broker/dealer services to customers referred by BSI. The agreement current termination date is June 2024, but automatically extends in one year increments unless cancelled by either party, and requires monthly referral fee payments. Contingent referral payments will be paid on the basis of 50% of the net revenues resulting from BSI customer referrals and will be payable after allocation of operating expenses. Such agreement includes an indemnification clause where SSLLC will indemnify BSI in the case of liability, loss damages, claims, cost, fines or expenses associated with SSLLC not complying with its duties. Expenses related to this agreement amounted to $98,689 for the year ended December 31, 2023 of which a $33,319 payable exists as of December 31, 2023.

During 2023, SSLLC maintained a networking agreement for joint marketing and services with Santander Bank, N.A. (SBNA) to provide broker-dealer services in eight states of the United States of America. As part of such agreement, SBNA will provide office space and registered representative agents' compensation among other services. The agreement ends in April 2027 and requires monthly lease payments and reimbursement of compensation and costs associated with registered representatives. Payments to SBNA will be paid on the basis of 12.5% of gross revenues from commission and fees. Such agreement includes an indemnification clause where SSLLC will indemnify SBNA in the case of liability, loss damages, claims, cost, fines or expenses associated with SSLLC not complying with its duties. Expenses related to this agreement amounted to $7,747,488 related to the payments and $33,975,559 to employee compensation and benefits, totaling $41,723,047 for the year ended December 31, 2023 of which $2,805,812 remain payable as of December 31, 2023.

During 2023, SSLLC maintained a services agreement with SBNA to provide HR services, information technology, legal, compliance and accounting among others. The agreement ends on November 1, 2027 and includes an indemnification clause where SSLLC will indemnify SBNA on the case of liability, loss damages, claims, cost, fines or expenses associated with SSLLC not complying with its duties. Expenses related to this agreement amounted to $13,678,100 recorded in employee compensation and benefits and $1,367,810 recorded in professional services, totaling $15,045,910 for the year ended December 31, 2023 of which $679,892 remain payable as of December 31, 2023.

The Company has accounts payable balance of $1,853,965 due to affiliates for payments to service providers on behalf of SSLLC.

Also, the Company paid $959,596 to other affiliates for other operational and consulting services as well as $303,004 for software related expenses during the year ended December 31, 2023. As of December 31, 2023, $184,881 remains payable. SSLLC maintained cash bank accounts of $333,903 with SBNA.

8. Income Taxes

Santander Securities LLC domesticated to Delaware and became a Delaware limited liability company effective as of December 31, 2022. Prior to the domestication, the Company had been a non-U.S. corporation for U.S. federal income tax purposes and filed tax returns on IRS Form 1120-F. Following the domestication, the Company is a U.S. corporation for U.S. federal income tax purposes, and is included as a member of an affiliated group, the parent corporation of which is

Santander Holding USA, on IRS Form 1120. The domestication was made in connection with a reorganization under Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended. The Company maintains the same structure following the domestication as before and will continue the same operations and activities.

The Company's operating results are included in tax returns filed by the Parent Company. The provision for income tax is calculated on a modified separate return method basis applying the benefits-for-loss approach. Under this method, the Company characterizes any net operating loss generated in the separate return method calculation as realized when those tax attributes are utilized in the tax returns filed by the Parent Company. The realization of net operating losses is recognized as an income tax benefit from the Parent.

The Company was subject to the provision of the Puerto Rico Internal Revenue Code of 2011, as amended, through the year ended December 31, 2022. As a result of a restructuring, the Company became a Delaware LLC and ceased all operations in Puerto Rico. The company is no longer subject to Puerto Rico income tax. The Company derecognized all Puerto Rico deferred tax assets and liabilities, which resulted in $0 impact to the Statement of Operations as there was a full Valuation Allowance recorded against deferred taxes.

The 2023 total income tax benefit of $19,278,980 consists of $1,373,065 of current federal tax benefit, deferred federal tax benefit of $17,404,570, current state tax benefit of $417,345 and deferred state tax benefit of $84,000.

The Company's income tax expense differs from the amounts computed by applying the Federal income tax statutory rate of 21% to income before income taxes. A reconciliation of the differences for the year ended December 31, 2023 is as follows:

Income tax benefit at statutory rate	$	(386,777)
State tax benefit, net of federal tax effect	$	(417,345)
Valuation allowance	$	(17,592,571)
Federal tax refund	$	(1,373,064)
Other items	$	490,777
Income tax benefit	$	(19,278,980)

The Company measured deferred tax assets and liabilities using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax assets or liabilities are expected to be settled or realized. At December 31, 2023, the Company has recognized a deferred tax asset related to its operations as follows:

Deferred tax assets		**Final Expiration Year**
Net operating loss carry-forward	17,462,571	2037
Accrued expenses and other	130,000	
	17,592,571	
Less: Valuation allowance	-	
Total deferred income tax asset	$ 17,592,571	

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization

of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. After weighting of all positive and negative evidence, management concluded that it is more likely than not that the Company will be able to realize the deferred tax asset and no full valuation allowance was necessary as of December 31, 2023.

At December 31, 2023, the Company did not have significant unrecognized tax benefits which, if recognized, would decrease the effective income tax rate in future periods. The amount of unrecognized tax benefits may increase or decrease in the future for various reasons, including adding amounts for current tax year positions, expiration of open income tax returns due to the statute of limitation, changes in management's judgment about the level of uncertainty, status of examinations, litigation, and legislative activity, and the addition or elimination of uncertain tax positions. The Company does not anticipate a significant change to the total amount of unrecognized tax benefits within the next 12 months.

The Company filed income tax returns in Puerto Rico, the US federal jurisdiction and various US states and political subdivisions. At December 31, 2023, the years 2019 through 2022 remain subject to examinations by taxing authorities in Puerto Rico. At December 31, 2023, the years 2019 through 2023 remain subject to examination by the taxing authorities in the U.S. federal and state jurisdictions. The Company's parent filed consolidated income tax returns in the United States. The intercompany settlement of taxes paid or received is based on a tax sharing agreement which allocates taxes to each entity.

Effective for years beginning after December 31, 2023, the Company has elected to be treated as a disregarded entity for U.S. income tax purposes and intends to apply the provisions of ASC 740-10-30-27A to not recognize its share of consolidated current and deferred taxes allocated from the Parent Company. The impact would be a reduction to the Company's Deferred Tax Asset of $17,592,571 with a corresponding reduction of $17,592,571 to Member's Equity.

9. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 ("the Rule") under the Securities and Exchange Act of 1934 and has elected to compute its net capital requirement in accordance with the alternative method of the Rule. Under the alternative method the Company is required to maintain at all times a net capital equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Rule. At December 31, 2023, the Company had net capital, as defined, of $19,306,102 which was $19,056,102 in excess of its required net capital of $250,000.

10. Clearance Agreements and Guarantees

In 2022 the Company completed a project to change clearing agents from Pershing LLC to National Financial Services LLC (NFS). As part of the transition, the Company incurred contract termination costs of $5,524,354 to terminate previous contractual relationships, some of which were reimbursed by the new clearing agent. Costs incurred for this project were recorded in operating expenses on the income statement. The reimbursement was capitalized on the balance sheet as a deferred contract incentive and will be amortized over the life of the contract of five years. In 2023, the company amortized $1,340,000 in deferred contract incentive.

Under the terms of the Agreements with Pershing LLC and National Financial Services LLC, the Clearing Brokers clear and execute the brokerage transactions on behalf of the Company and its customers on a fully disclosed basis. The Company has agreed to maintain deposits of $250,000 to indemnify NFS for losses that they may sustain from the Company's customers. During 2023, there were no obligations to the Clearing Brokers under this provision of the Agreement.

The Clearing Brokers have the right to charge the Company for losses that result from a counterparty's, introduced by the Company, failure to fulfill its contractual obligations which default could have material effect on our business, financial condition, and operating results. The maximum potential amount of future payments that the Company could be required to make under this guarantee cannot be estimated. However, the Company believes that it is unlikely it will have material payments under this arrangement and has not recorded any contingent liability to the financial statements for these indemnifications. During 2023, the Company did not pay any amounts related to these guarantees.

11. Contingencies

The Company's ordinary course of business subjects it to claims, lawsuits, regulatory examinations, and other proceedings. The volatility in prices and declines in value of Puerto Rico municipal bonds and closed-end investment companies (that invest primarily in Puerto Rico municipal bonds) since August 2013 have led to regulatory inquiries, customer complaints and arbitrations for most broker-dealers in Puerto Rico, including the Company.

SSLLC received a large volume of claims for many years related to customers who invested in Puerto Rican government bonds and closed-end funds, exacerbated by various events including government bankruptcy proceedings and natural disasters. Given the increased likelihood that claims would not be timely under the FINRA eligibility rules, since Q3 2019, a significant drop off in claims has occurred. The last FINRA claim was received in March 2022.

Since 2022, SSLLC has received three civil actions relating to the Puerto Rican government bonds and closed-end funds. Two complaints relate to dismissed FINRA arbitrations (one that was filed in the United States District Court for the District of Puerto Rico, and one that was filed in the Puerto Rico Court of First Instance). A third claim filed in the Puerto Rico Court of First Instance was not the subject of a previously filed FINRA arbitration.

In April 2020, SSLLC was added as a defendant to an ERISA putative class action pending in the United States District Court for the District of Puerto Rico. The complaint alleges SSLLC served as an investment manager to the pension plan. In November 2021, the court denied each of the defendants' motions to dismiss. SSLLC settled in principle with plaintiff, though plaintiff must settle with the other defendants or proceed with the case before the Court approves SSLLC's settlement.

In connection with the PROMESA Title III bankruptcy proceedings for the Commonwealth of Puerto Rico, SSLLC was named in an Adversary Proceeding filed in May 2019 against underwriters for allegedly aiding and abetting breaches of fiduciary duty by the Government Development Bank for Puerto Rico. In 2019, the PR District Court stayed proceedings pending confirmation of the Commonwealth's plan to resolve the debt and guarantee claims against the Commonwealth. In January 2022, the court confirmed the Modified Eighth Amended Title III Plan of Adjustment. Following the lift of the stay, the PR Bankruptcy Trustee (Drivetrain, LLC) filed a second amended complaint (Drivetrain, LLC v. SSLLC, et al.) against 13 PR municipal bond underwriters, including SSLLC, alleging that the bond issuances were void under PR law and constituted fraudulent

conveyances. The complaint alleges that the underwriters used close relationships with the government issuers to push illegal bond issuances. Defendants filed a joint motion to dismiss on December 29, 2022 that is still pending.

An adverse result in the matters described above or a significant increase in customer complaints could have a material and adverse effect on the Company.

12. Subsequent Events

The Company's management evaluated all events subsequent to the statement of financial condition date of December 31, 2023 through February 29, 2024, the date the financial statements were issued. Management has determined that there were no events in this period that required disclosure in or an adjustment to the accompanying financial statements.